Exhibit 99
ATTACHMENT TO FORM 5
ANNUAL STATEMENT OF CHANGE IN BENEFICIAL OWNERSHIP OF SECURITIES
STEPHEN WALTERS


On July 22, 2003, Vega-Atlantic Corporation, now known as Transax International Limited, a Colorado corporation (the "Company"), its wholly-owned subsidiary Vega-Atlantic Acquisition Corporation ("Vega-Atlantic"), Transax Limited, a Colorado corporation ("Transax"), and certain selling shareholders of Transax entered into a merger agreement (the "Agreement") and an agreement and plan of merger (the "Merger Agreement").

Pursuant to the terms of the Agreement and a corresponding contribution agreement, the Company contributed to Vega-Atlantic 11,066,207 shares of its restricted Common Stock, 4,500,000 stock options and 4,100,000 share purchase warrants. Pursuant to further terms of the Agreement, Vega-Atlantic (i) exchanged therefore with the Transax shareholders an aggregate of 11,066,207 shares of the Company's restricted Common Stock (on the basis of each two Transax shares of common stock exchanged into the right to receive one share of Common Stock of the Company); (ii) exchanged therefore with the Transax optionholders an aggregate of 4,500,000 stock options to acquire up to 4,500,000 shares of the Company's Common Stock to replace all stock options presently outstanding in Transax (on the basis of each two Transax stock options exchanged into the right to receive one stock option of the Company); and (iii) exchanged therefore with the Transax warrantholders an aggregate of 4,100,000 share purchase warrants to acquire up to a further 4,100,000 shares of the Company's Common Stock to replace all share purchase warrants presently outstanding in Transax (on the basis of each two Transax share purchase warrants exchanged into the right to receive one share purchase warrant of the Company).

Mr. Walters is an initial founding shareholder of Transax Limited. These figures represent: (a) 4 shares of Common Stock held of record by Mr. Walters; (b) the grant to Mr. Walters of 1,000,000 stock options and the assumption of the exercise by Mr. Walters of an aggregate of 1,000,000 stock options to acquire 1,000,000 shares of Common Stock at $0.50 per share expiring on August 14, 2008; (c) an assumption of the exercise by Mr. Walters of an aggregate of 2,700,000 warrants held of record by Carlingford Investments Limited into 2,700,000 shares of Common Stock at a price of $1.00 per share expiring on August 14, 2008; and (d) 3,400,846 shares of Common Stock held of record by Carlingford Investments Limited.